PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES

COMPLETES ANNUAL FILINGS

TORONTO, March 31, 2014 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that it has filed its 2013 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2013, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfieldcanadareit.com and a hard copy will be provided to unitholders free-of-charge upon request.

# # #

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, as well as a 980,000-square-foot office tower currently under development in Toronto. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com